Mail Stop 4561

November 25, 2009

Mr. Paul F. Lidsky
President and Chief Executive Officer
Datalink Corporation
8170 Upland Circle
Chanhassen, MN 55317-8589

> **Re: Datalink Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Filed March 26, 2009**
> **Form 10-Q for the Quarterly Period ended September 30, 2009**
> **Filed November 12, 2009**
> **File No. 000-29758**

Dear Mr. Lidsky:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Valuation of Goodwill, page 26

1.   We note your disclosure on page 35, that as of December 31, 2008, your market
        capitalization was lower than your stockholders' equity, before applying a control
        premium. In consideration that your fair value is not substantially in excess of
        your carrying value, please expand your disclosures in future filings for the items
        noted below:

- Clarify, if true, that you consider your Company to be one reporting unit
  for testing of goodwill impairment;
- Description of the methods and key assumptions used and how the key
  assumptions were determined (for example, related to your control
  premiums);
- Discussion of the degree of uncertainty associated with the key
  assumptions. The discussion regarding uncertainty should provide
  specifics to the extent possible (e.g., the valuation model assumes
  recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could
  reasonably be expected to negatively affect the key assumptions.

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 37

2.   We note deferred customer support contract costs represents 34% of your total
        assets as of December 31, 2008. Your disclosure should describe the nature of
        these costs and the reasons for deferral. In addition, you should expand your
        revenue recognition policy to disclose the reasons for deferring the revenue that
        relates to these deferred costs.

Fair Value of Financial Instruments, page 38

3.   We note that you discuss your financial assets and liabilities in narrative form
        rather than in a tabular format. Tell us how you considered providing this
        information in tabular format pursuant to paragraph 34 of SFAS 157.

Form 10-Q for the Quarterly Period ended September 30, 2009

Item 4. Disclosure Controls and Procedures, page 16

4.   We note your statement that your CEO and CFO concluded that your disclosure
        controls and procedures were operating effectively. Your disclosure in future
        filings should state clearly, if true, that your principal executive officer and
        principal financial officer concluded that your disclosure controls and procedures
        were either effective or not effective as of the end of the period covered by the
        report. See Exchange Act Rule 13a-15(e). In your response letter, please
        confirm, if true, that your disclosure controls and procedures were effective as of
        the end of the period covered by the report. Similar concerns apply to your
        conclusions in your Form 10-Q's for the quarterly periods ended March 31, 2009
        and June 30, 2009.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief